September 23, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eranga Dias and Jay Ingram

RE:	TruGolf Holdings, Inc.
Info:	Registration Statement on Form S-1
Filed August 29, 2024
File No. 333-277068

Dear Eranga Dias and Jay Ingram:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 18, 2024 (the “Comment Letter”) relating to Registration Statement on Form S-1, which was submitted to the Commission by TruGolf Holdings, Inc. (the “Company” or “we”) on August 29, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.

We note your revised disclosure in other parts of your registration statement and reissue previous comment 4. Please revise to expand the management’s discussion section to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Bright Vision

Sponsor LLC, a beneficial owner of 18.8% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in cover page and page 42 of the Registration Statement for further information.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srfc.law with any questions or comments regarding this correspondence. We would also welcome the opportunity to walk through the filing today with you to confirm that we have answered all of your questions to your satisfaction and that we can request effectiveness of the Registration Statement. Thank you.

Sincerely,

TruGolf Holdings, Inc.

By:	/s/ Christopher Jones
Christopher Jones
Chief Executive Officer